Exhibit 99.2

Investors, analysts and other interested parties can access Brookfield Infrastructure Partners’ 2008 first quarter results as well as the Unitholders’ Letter and Supplemental Financial Information on Brookfield Infrastructure’s web site under the Investor Relations section at www.brookfieldinfrastructure.com.

The First Quarter 2008 Results conference call can be accessed via webcast on April 25, 2008 at 9:00 a.m. EST at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-412-858-4600, at approximately 8:50 a.m. EST. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 (password: 9245#).

BROOKFIELD INFRASTRUCTURE PARTNERS ANNOUNCES

FIRST QUARTER 2008 RESULTS

Hamilton, Bermuda, April 25, 2008 – Brookfield Infrastructure Partners L.P. (the “Partnership”) (NYSE: BIP) today announced results for the first quarter ended March 31, 2008 for Brookfield Infrastructure L.P. (together with its subsidiaries, “Brookfield Infrastructure”).

The Partnership’s sole material asset is its 60% limited partnership interest in Brookfield Infrastructure, which the Partnership accounts for using the equity method. As a result, the Partnership believes the financial statements of Brookfield Infrastructure are more relevant because they reflect the financial position and results of underlying operations in greater detail than results for the Partnership.

Adjusted net operating income1 (“ANOI”) for Brookfield Infrastructure totalled $15.4 million ($0.40 per unit) for the first quarter of 2008. On a proforma basis2 , ANOI for Brookfield Infrastructure totalled $22.7 million ($0.59 per unit) for the quarter. For the period, ANOI included certain net non-recurring revenue at the Chilean transmission operation of $1.7 million, and on a proforma basis, $2.8 million.

The following table presents the results for Brookfield Infrastructure on a total and per unit basis.

US$ millions (except per unit amounts)	Three months ended March 31, 2008
ANOI	$15.4
– per unit	$0.40
Net income	$3.0
– per unit	$0.08

The following table presents the proforma results for Brookfield Infrastructure:

US$ millions (except per unit amounts)	Three months ended March 31,
	2008	2007
ANOI	$22.7	$12.3
– per unit	$0.59	$0.32
Net income	$5.3	$5.0
– per unit	$0.14	$0.13

[1]	ANOI is equal to net income plus depreciation, depletion and amortization, deferred taxes and certain other items.

[2]

These pro forma results assume that Brookfield Infrastructure owned its Ontario Transmission business for the full quarter of 2008 and that the purchase price adjustment for Transelec was completed on January 1, 2008 (which increases Brookfield Infrastructure’s ownership interest to 17.8% from 10.7%). The comparative results for the period ended March 31, 2007 assume that the current operations were all held by Brookfield Infrastructure on the same basis as the current period.

“The electricity transmission segment delivered strong results for the quarter, benefiting from favourable foreign exchange rates, higher revenues associated with commissioning of upgrades and expansions of our system and inflation indexation of revenues,” said Aaron Regent, Co-Chief Executive Officer of Brookfield’s infrastructure group. “The timber segment continued to feel the impact of the slowdown in the U.S. housing market. As a result, we shifted our product mix to products whose prices have remained strong in the current environment. We also continued to leverage the coastal location of our timberlands through increased sales into the Asian markets where demand remains stronger.”

Acquisition of Ontario Transmission Operations

On March 12, 2008, Brookfield Infrastructure completed the acquisition of the Ontario transmission system of Great Lakes Power Limited, a wholly-owned subsidiary of Brookfield Asset Management Inc. (“Brookfield”) (NYSE/TSX: BAM; Euronext: BAMA). The transfer received regulatory approval and was part of a previously announced agreement.

The purchase price of $91.6 million, plus the assumption of long-term debt, was funded with cash on hand. The transfer was contemplated at the time of the Partnership’s spin-off from Brookfield and was reflected in the proforma financial statements set out in the Partnership’s prospectus issued in connection with the spin-off.

Longview Timberlands Financing

Subsequent to quarter end, Longview Timberlands, LLC (“Longview”), in which Brookfield Infrastructure has a 30% interest, secured $1 billion of long-term financing from a lending syndicate. This issuance consists of three equal fixed-rate tranches with an average term of 7.3 years and an average coupon of 5.17%, and a five-year $75 million floating rate note priced at LIBOR plus 160 basis points. The proceeds of the loan, together with bridge capital provided by Brookfield, were used to repay Longview’s existing bridge loan.

“Despite challenging credit markets, our recently completed $1 billion financing at Longview Timberlands achieved very favourable rates,” said Sam Pollock, Co-Chief Executive Officer of Brookfield’s infrastructure group. “We believe this transaction recognizes the value of Longview’s high quality timberlands, supporting our belief that medium-to-long term prospects in the U.S. timber market remain attractive.”

Increased Ownership in Chilean Transmission Operations

Subsequent to quarter end, Brookfield Infrastructure increased its ownership in its Chilean transmission operations, Transelec Chile S.A. (“Transelec”) from 10.7% to 17.8% at a cost of $111.3 million. This increased investment was the result of the finalization of a purchase price adjustment payment by the ownership group following the completion of Transelec’s recent transmission rate proceeding. The purchase price adjustment resulted in an increase of Transelec’s asset base to a total of $494.4 million for the regulated, high-voltage component of its business.

The purchase price adjustment was contemplated at the time of the Partnership’s spin-off from Brookfield and was substantially reflected in the proforma financial statements set out in the Partnership’s prospectus issued in connection with the spin-off. Brookfield Infrastructure’s equity investment was funded with cash on hand.

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Financing Initiative

Subsequent to quarter-end, Brookfield Infrastructure signed non-binding commitment letters with a number of banks to provide $440 million of credit facilities to support our working capital needs and to fund future investment opportunities.

Board of Directors

Alan Wiener has stepped down from the Board of Directors due to his new role at his current employer. The Board is currently conducting a search to find a suitable replacement for Mr. Wiener. Current Board member Arthur Jacobson, Jr., has been appointed to the Audit Committee, filling the vacancy created by Mr. Wiener’s departure.

Distribution Declaration

The Board of Directors of the general partner of the Partnership has declared a quarterly distribution in the amount of US$0.265 per unit, payable on June 30, 2008 to unitholders of record as at the close of business on May 30, 2008.

Information on the Partnership’s declared distributions can be found on the Partnership’s web site under Investor Relations/Distributions.

Additional Information

The Letter to Unitholders and the Supplemental Financial Information for the quarter ended March 31, 2008 contain further information on Brookfield Infrastructure’s strategy, operations and financial results. Unitholders are encouraged to read these documents, which are available at www.brookfieldinfrastructure.com.

* * * * *

Brookfield Infrastructure Partners L.P. was established by Brookfield Asset Management as its primary vehicle to own and operate certain infrastructure assets on a global basis. Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems and timberlands in North and South America, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes. The Partnership’s units trade on the New York Stock Exchange under the symbol BIP. For more information, please visit Brookfield Infrastructure Partners’ web site at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors:

Tracey Wise

Vice President, Investor Relations & Communications

Brookfield Asset Management Inc.

Tel: 416-956-5154

Email: twise@brookfield.com

Media:

Denis Couture

Senior Vice President, Investor Relations, Corporate & International Affairs

Brookfield Asset Management Inc.

Tel: 416-956-5189

Email: dcouture@brookfield.com

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Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements in this press release include statements about the medium and longer-term prospects for the U.S. timber market, the future prospects of the assets that Brookfield Infrastructure operates and Brookfield Infrastructure’s plans for growth through acquisitions. The words “belief”, “prospects”, “tend”, “seeks” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this press release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this press release include general economic conditions in the United States and elsewhere, which may impact the markets for timber, the fact that success of Brookfield Infrastructure is dependant on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under “Risk Factors” in the registration statement filed in connection with the distribution of the Partnership’s units and other risks and factors that are described in the registration statement. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

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Brookfield Infrastructure L.P.

Balance Sheet*

(unaudited, in millions of U.S. dollars)	As at March 31, 2008
Assets
Cash and cash equivalents	$121.6
Accounts receivable and other	33.5
Property, plant and equipment	204.6
Cost accounted investments	195.2
Equity accounted investments	514.0

Total assets	$1,084.6

Liabilities and partnership capital
Accounts payable and other liabilities	$5.0
Non-recourse borrowings	116.0
Preferred Shares	20.0
Redeemable partnership units	353.4
Partnership capital	571.3

Total liabilities and partnership capital	$1,084.6

*	The balance sheet for Brookfield Infrastructure, set forth above, reflects Brookfield Infrastructure’s balance sheet as at March 31, 2008 and does not reflect the investment of approximately $111.3 million of equity into Brookfield Infrastructure’s Chilean transmission operations to fund an adjustment to the original purchase price that resulted from an increase in its regulated asset value following resolution of its recent regulatory proceeding. Brookfield Infrastructure’s funding increased its ownership interest from 10.7% to approximately 17.8%, which occurred on April 4, 2008.

The balance sheet includes the 100% ownership interest in the Ontario transmission operations which was acquired on March 12, 2008.

The balance sheet has been prepared based upon currently available information and assumptions deemed appropriate by management.

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Brookfield Infrastructure L.P.

Statements of Operations*

(unaudited, in millions of U.S. dollars)	Three months ended March 31, 2008
Revenues	$1.7
Costs and expenses applicable to revenues	(0.1)
Selling, general and administrative expenses	(2.1)
Other income	0.5
Losses from equity accounted for investments	(1.4)
Investment income	5.6
Interest expense	(0.7)
Depreciation and amortization	(0.4)

Net income before taxes	$3.1
Current taxes	(0.1)

Net income	$3.0

*	The statement of operations of Brookfield Infrastructure for the quarter ended March 31, 2008, set forth above reflects the results of Brookfield Infrastructure’s current operations and does not reflect the investment of approximately $111.3 million of equity into Brookfield Infrastructure’s Chilean transmission operations to fund an adjustment to the original purchase price that resulted from an increase in its regulated asset value following resolution of its recent regulatory proceeding. Brookfield Infrastructure’s funding increased its ownership interest from 10.7% to approximately 17.8%, which occurred on April 4, 2008.

The statement of operations includes the 100% ownership interest in the Ontario transmission operations from the date of acquisition on March 12, 2008 to the end of the quarter on March 31, 2008.

The statement of operations has been prepared based upon currently available information and assumptions deemed appropriate by management.

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Brookfield Infrastructure Partners L.P.

Balance Sheet*

(unaudited, in millions of U.S. dollars)	As at March 31, 2008
Assets
Investment in Brookfield Infrastructure Limited Partnership	$554.8

Equity
Unitholders’ equity	$554.8

*	The Partnership’s sole material asset is its 60% limited partnership interest in Brookfield Infrastructure, which it accounts for using the equity method. As a result, the Partnership’s balance sheet reflects 60% of Brookfield Infrastructure’s balance sheet (see page 5).

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Brookfield Infrastructure Partners L.P.

Statement of Operations*

(unaudited, in millions of U.S. dollars)	Three months ended March 31, 2008
Share of Brookfield Infrastructure Partners Limited Income	$1.8

Net income	$1.8

*	The Partnership’s sole material asset is its 60% limited partnership interest in Brookfield Infrastructure, which it accounts for using the equity method. As a result, the Partnership’s statement of operations reflects 60% of Brookfield Infrastructure’s statement of operations (see page 6).

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